HUYA INC.

Building A3, E-Park

280 Hanxi Road

Panyu District, Guangzhou 511446

People’s Republic of China

September 28, 2023

VIA EDGAR

Mr. Stephen Krikorian

Mr. Morgan Youngwood

Ms. Jennifer Gowetski

Mr. Tyler Howes

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	HUYA Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed April 26, 2023

File No. 001-38482

Dear Mr. Krikorian, Mr. Youngwood, Ms. Gowetski and Mr. Howes:

This letter sets forth the Company’s responses to the comments contained in the letter dated August 10, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 26, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 3. Key Information

Our Holding Company Structure and Contractual Arrangements with the VIE, page 3

1.

You disclose as a result of the contractual arrangements, you are the primary beneficiary of the VIE and its subsidiaries, and HUYA Inc. has consolidated the financial results of operations, assets, and liabilities of these companies in its consolidated financial statements under U.S. GAAP. Please clarify your disclosure to indicate that you are the primary beneficiary of the VIE for accounting purposes.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as shown below in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 28, 2023

Page 3:

A series of contractual agreements, including an equity interest pledge agreement, an exclusive business cooperation agreement, a shareholder voting rights proxy agreement and an exclusive option agreement, have been entered into by and among Huya Technology, the VIE and its shareholders. As a result of the contractual arrangements, we are the primary beneficiary of the VIE and its subsidiaries for accounting purposes, and HUYA Inc. has consolidated the financial results of operations, assets, and liabilities of these companies in its consolidated financial statements under U.S. GAAP. Neither HUYA Inc. nor its investors has an equity ownership (including foreign direct investment) in, or control through such equity ownership of, the VIE, and the contractual arrangements are not equivalent to an equity ownership in the business of the VIE. For more details of these contractual arrangements, see “Item 4. Information on the Company—D. Organizational Structure—Contractual Arrangements with Guangzhou Huya.”

Page 98:

As a result of these contractual arrangements, we have become the primary beneficiary of Guangzhou Huya for accounting purposes. Accordingly, ~~and~~ we ~~treat Guangzhou Huya as the variable interest entity under U.S. GAAP. We~~ have consolidated the financial results of ~~Guangzhou Huya~~ this variable interest entity and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

Other Risks Related to Our Mainland China Operations, page 5

2.

Please clarify your disclosure to address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as shown below in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure.

Page 5:

Other Risks Related to Our Mainland China Operations

We face various legal and operational risks and uncertainties associated with being based in or having the majority of our operations in mainland China and the complex and evolving laws and regulations of mainland China. For example, we face risks associated with recent statements and regulatory actions by mainland China’s government, such as those related to regulatory approvals on offerings conducted overseas by and foreign investment in mainland China-based issuers, the use of variable interest entities, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. Specifically, these statements and regulatory actions require us to complete filing procedures for any future offshore offering or listing with the China Securities Regulatory Commission, to fulfill certain obligations as required under the cybersecurity laws and regulations of mainland China if we are deemed to be a critical information infrastructure operator defined thereunder, and to comply with the new anti-monopoly and competitions laws. For details of these regulatory requirements, see “Item 3. Key Information—Permissions Required from the PRC Authorities for our Operations” and “Item 4. Information on the Company—C. Business Overview—Government Regulations.” We face risks and uncertainties as to whether we could address these regulatory requirements in a proper and timely manner, or at all. These risks and uncertainties could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in mainland China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China.”

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 28, 2023

Cash Flows through Our Organization, page 6

3.

Please clarify your disclosures to explain whether you have written cash management policies and procedures that dictate how funds are transferred, and if so, describe these policies and procedures (e.g., a policy that addresses how a company handles any limitations on cash transfers due to PRC law). Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as shown below in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure.

Page 7:

Our company has established a centralized cash management policy to direct how funds are transferred between HUYA Inc., its subsidiaries and the VIE to improve the efficiency and ensure the security of cash management. Our centralized cash management policy consists of a series of manuals and procedures on fund management, bank accounts management, financing activities and safe handling of cash and assets, which apply to all of our subsidiaries and VIE and its subsidiaries. The cash of our company is centrally managed by our finance department, and is deployed and applied to each operating entity based on the budget and operating conditions of the specific operating entity. Based on the specific amount of each transfer of funds and the use of funds, requisite internal approval from our finance department must be obtained prior to each funds transfer. The finance department will only allocate the cash to the operating entity after the application for cash requirement is approved by the responsible person in the finance department. Furthermore, the funds will be transferred in accordance with the applicable PRC laws and regulations, either through our cash pooling structure, intercompany loans, and deposits or entrusted loans, depending on the circumstances and taking the regulatory and taxation requirements into consideration. For more information relating to fund flows through our organization, see “Item 3. Key Information—Financial Information Related to the VIE (and VIE’s Subsidiaries)” and Note 1(d) to our audited consolidated financial statements included elsewhere in this annual report.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 28, 2023

Financial Information Related to the VIE (and VIEs Subsidiaries), page 8

4.

We note your schedules labeled as “Selected Condensed Consolidated Statements of Operation Data”, “Selected Condensed Consolidated Balance Sheets Data” and “Selected Condensed Consolidated Cash Flows Data.” Please note that these schedules should be labeled as “Selected Condensed Consolidating Statements of Operation Data,” “Selected Condensed Consolidating Balance Sheets Data” and “Selected Condensed Consolidating Cash Flows Data.”

In response to the Staff’s comment, the Company undertakes to label the condensed consolidating schedules to be disclosed under “Item 3. Key Information—Financial Information Related to the VIE (and VIE’s Subsidiaries)” in its future Form 20-F filings as “Selected Condensed Consolidating Statements of Operation Data,” “Selected Condensed Consolidating Balance Sheets Data” and “Selected Condensed Consolidating Cash Flows Data.”

Summary Risk Factors, page 12

5.

In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as shown below in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 28, 2023

Page 13:

Risks Related to Doing Business in Mainland China

…

•

Our mainland China operations are governed by PRC laws and regulations. The PRC government may have significant oversight and discretion over the conduct of our business, and may intervene or influence our operations as it deems appropriate to advance regulatory and societal goals and policy positions, which ~~The significant oversight and discretion of the government of mainland China over our business operation~~ could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—The significant oversight and discretion of the PRC government over our business operation could result in a material adverse change in our operations and the value of our ADSs;”

•

Changes in the economic, political or social conditions or government policies in mainland China could have a material adverse effect on our business and operations. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Changes in the economic, political or social conditions or government policies in mainland China could have a material adverse effect on our business and operations;”

•

Uncertainties with respect to the legal system of mainland China may adversely affect us. Since the PRC legal system may still be evolving, certain laws and regulations may evolve quickly with little advance notice, and the interpretation and enforcement of these laws and regulations may involve uncertainties and ~~of mainland China~~ could limit the legal protections available to you and us. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Uncertainties with respect to the PRC legal system and the interpretation and enforcement of many laws and regulations may involve uncertainties and limit the legal protections available to you and us;” ~~and~~

•

The PRC government may exert more control over offerings conducted overseas by and/or foreign investment in our company, which could result in a material change in our operations and/or the value of our securities. Any actions by the PRC government to exert more oversight and control over offshore offerings could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. The approval of and filing with the CSRC or other government authorities of mainland China may be required in connection with our future offshore offerings and capital raising activities under law of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—The approval of and filing with the CSRC or other government authorities of mainland China may be required in connection with our future offshore offerings and capital raising activities under law of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing;” and

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 28, 2023

•

The funds in our subsidiaries in mainland China or the VIE may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on the ability of our holding company, our subsidiaries or the VIE by the PRC laws and regulations on currency conversion. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Our subsidiaries in mainland China and the variable interest entity are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.”

Risk Factors

Risks Related to Doing Business in Mainland China, page 44

6.

Please update your disclosure to describe the potential consequences to you if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as shown below in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure.

Page 44:

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB had historically been unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, there can be no assurance that the PCAOB will be able to continue to inspect and investigate completely registered public accounting firms in mainland China and Hong Kong in the future. ~~if~~ If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 28, 2023

Page 45:

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified ~~we do not expect to be identified~~ as a Commission Identified Issuer under the HFCAA ~~after we file this annual report on Form 20-F~~ for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms headquartered in mainland China and Hong Kong, among other jurisdictions. There can be no assurance that the PCAOB will continue to determine that it can inspect and investigate completely audit firms headquartered in mainland China and Hong Kong, among other jurisdictions, at all times. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. In addition, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 28, 2023

Item 16.I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 150

7.

We note your statement that you reviewed your register of members and public EDGAR filings in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

In connection with the required submission under paragraph (a) and the required disclosure under paragraph (b)(3) of Item 16I, the Company respectfully supplements that it relied on Schedule 13Ds, Schedule 13Gs and the respective amendments thereto filed by the Company’s major shareholders. The Company believes that such reliance is reasonable and sufficient because its major shareholders are legally obligated to file beneficial ownership information, including their beneficial ownership structure and ultimate controller, with the Commission. Based on the examination of the Company’s register of members as well as the Schedule 13Ds, Schedule 13Gs and the respective amendments thereto filed by the Company’s major shareholders, other than Tencent Holdings Limited, JOYY Inc. and Morgan Stanley, no shareholder beneficially owned 5% or more of the Company’s total issued and outstanding ordinary shares as of March 31, 2023. Additionally, the public filings of these major shareholders, the findings of which were summarized in the Form 6-K furnished with the Commission on April 26, 2023, revealed that none of Tencent Holdings, JOYY Inc. or Morgan Stanley was owned or controlled by a governmental entity of mainland China. Based on the foregoing, the Company believes that it is not owned or controlled by a governmental entity of mainland China, and that the governmental entities in mainland China do not have a controlling financial interest in the Company.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 28, 2023

In addition, the Company’s consolidated foreign operating subsidiaries are all wholly owned by the Company. Therefore, the governmental entities in mainland China do not have a controlling financial interest in these subsidiaries. Furthermore, as disclosed in the 2022 Form 20-F, the Company is the primary beneficiary of the VIE. The Company has the power to direct the activities that are significant to the VIE’s economic performance and also the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The nominee shareholder of the VIE is Linzhi Tencent Technology Co., Ltd., an affiliate of Tencent. Based on the examination of publicly available information about Linzhi Tencent Technology Co., Ltd. and Tencent, the Company is not aware that any governmental entity in mainland China has a controlling financial interest in the Company’s VIE.

In connection with the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that, based on its register of members as of March 31, 2023, the record holders of its ordinary shares included: (i) Deutsche Bank Trust Company Americas, (ii) Linen Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited, (iii) JOYY Inc., and (iv) holding entities of Mr. David Xueling Li, including New Wales Holdings Limited, Rosy Bay Limited and Savvy Direction Limited.

•

Deutsche Bank Trust Company Americas is the depositary of the Company’s American depositary share (“ADS”) program who acts as the attorney-in-fact for the ADS holders. The Company respectfully submits that it would present an undue hardship for the Company to verify the background of each ADS holder due to the large number of such holders, and the Company could only rely on the Schedule 13Ds, Schedules 13Gs and the respective amendments thereto filed by the beneficial owners of 5% or more of the Company’s shares to identify the major holders and their beneficial ownership background. Based on such public filings, the Company is not aware that any ADS holder who owns 5% or more of the Company’s shares is a governmental entity in the Cayman Islands.

•

Linen Investment Limited is a wholly-owned subsidiary of Tencent Holdings Limited. Tencent Holdings Limited is a Cayman Islands company and is listed on the Hong Kong Stock Exchange. As Tencent Holdings Limited is a publicly-traded company, the Company relied on public disclosure made by Tencent Holdings Limited and its major shareholders to identify the ownership interest of governmental entities in the Cayman Islands in Tencent Holdings Limited and the Company, if any. Based on such public filings, the Company is not aware that any governmental entity in the Cayman Islands owns any share of the Company through Linen Investment Limited.

•

JOYY Inc. is a Cayman Islands company and is listed on the Nasdaq Global Select Market. As JOYY Inc. is a publicly-traded company, the Company relied on public disclosure made by JOYY Inc. and its major shareholders to identify the ownership interest of governmental entities in the Cayman Islands in JOYY Inc. and the Company, if any. Based on such public filings, the Company is not aware that any governmental entity in the Cayman Islands owns any share of the Company through JOYY Inc.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 28, 2023

•

New Wales Holdings Limited, Rosy Bay Limited and Savvy Direction Limited are record holders of the Company’s ordinary shares. The Company relied on the publicly available information and the Company’s knowledge of the holding structure of these entities to identify the ownership interest of governmental entities in the Cayman Islands in these entities and in the Company, if any. Based on the aforementioned resources, New Wales Holdings Limited, Rosy Bay Limited and Savvy Direction Limited are British Virgin Islands companies wholly owned by YYME Limited, and Mr. David Xueling Li is the sole owner and director of YYME Limited. Therefore, to the Company’s knowledge, it is not aware that any governmental entity in the Cayman Islands owns any share of the Company through Mr. David Xueling Li or his holding entities (i.e., New Wales Holdings Limited, Rosy Bay Limited and Savvy Direction Limited).

Therefore, to the best of the Company’s knowledge, no governmental entity in the Cayman Islands owns any share of the Company.

The Company believes it is reasonable and sufficient to rely on the foregoing analysis, and respectfully submits that it did not rely upon any legal opinions or third-party certifications such as affidavits as the basis of its submission or disclosure.

8.

In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of the board of you board or your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully submits to the Staff that, as part of the Company’s annual compliance and reporting procedures, the Company asked all of its directors to complete a questionnaire, which contained a question as to whether the respondent is an official of the Chinese Communist Party. Each director confirmed that he is not an official of the Chinese Communist Party in their respective questionnaires. Based on the confirmation provided by its directors, the Company believes that none of the members of the board of directors of HUYA Inc. is an official of the Chinese Communist Party.

The Company further respectfully submits that directors of the Company’s consolidated foreign operating entities are (i) directors of the Company, (ii) employees of the Company, and/or (iii) persons designated by the Company’s controlling shareholder. In terms of the employees of the Company who also serve as the directors of the Company’s consolidated foreign operating entities, the Company obtained their background information, including but not limited to political party memberships or affiliations, as part of the employment onboarding process to build up their employment profiles, from which the Company confirms that none of them is an official of the Chinese Communist Party. In terms of the persons designated by the Company’s controlling shareholder to the Company’s consolidated foreign operating entities, the Company relied on an examination of publicly available information regarding these individuals and background information provided by them and the controlling shareholder as part of their onboarding process, from which the Company confirms that none of them is an official of the Chinese Communist Party.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 28, 2023

Based on the foregoing, each of the directors of the Company and its consolidated foreign operating entities is obligated to confirm with the Company as to whether he or she is an official of the Chinese Communist Party. The Company believes it is reasonable and sufficient to rely on such information provided by the relevant personnel as the basis of its disclosure that none of them is an official of the Chinese Communist Party, and respectfully submits that it did not rely upon any legal opinions or any other third-party certifications such as affidavits as the basis of its disclosure.

9.

Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. We note that your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong and Singapore. With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

With respect to the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that the jurisdictions in which the Company’s consolidated foreign operating entities are incorporated include mainland China, Hong Kong, Singapore, British Virgin Islands and Cayman Islands. Except for the VIE and the VIE’s subsidiaries, the Company holds 100% equity interests in such consolidated foreign operating entities. As disclosed in the 2022 Form 20-F and mentioned in the Company’s response to the Staff’s comment No. 7, the nominee shareholder of the Company’s VIE is Linzhi Tencent Technology Co., Ltd., an affiliate of Tencent. Based on the examination of publicly available information about Linzhi Tencent Technology Co., Ltd. and Tencent, the Company is not aware that the VIE is owned or controlled by a governmental entity of mainland China and that the governmental entities in mainland China have a controlling financial interest in the Company’s VIE.

Therefore, to the Company’s knowledge, no governmental entities in mainland China, Hong Kong, Singapore, British Virgin Islands or Cayman Islands owns any share of the Company’s consolidated foreign operating entities.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Principal Accounting Policies

(b) Short-term deposits and long-term deposits, page F-22

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 28, 2023

10.

Please provide a detailed legal analysis regarding whether the Company and its subsidiaries meet the definition of an “investment company” under Section 3(a)(1)(A) of the Investment Company Act of 1940 (“Investment Company Act”). In your response, please address, in detail, each of the factors outlined in Tonopah Mining Company of Nevada, 26 SEC 426 (1947) and provide legal and factual support for your analysis of each such factor.

Section 3(a)(1)(A) of the Investment Company Act defines the term “investment company” to include any issuer which “is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities” (emphasis added). The determination of an issuer’s primary business engagement requires a fact-specific inquiry. Over the years, the SEC and the courts have developed a number of criteria to be used in determining whether a company is engaged primarily in a non-investment business. The criteria applicable to nearly every situation are: (i) the company’s historical development; (ii) its public representations of policy; (iii) the activities of its officers and directors; (iv) the sources of its present income; and (v) the nature of its present assets (the “Tonopah Factors”).1

Although the SEC has not indicated how much emphasis should be placed on any particular criterion, it has indicated that, in general, more significance should be placed on the character of a company’s assets (as evidenced by the relative percentage of a company’s assets invested in operating businesses (“operating assets”) versus investment instruments (“investment assets”)), and the sources of the company’s present income (as evidenced by the relative percentage of the company’s income derived from operating assets versus investment assets).2 However, other considerations may apply in the application of the foregoing factors, for example, a company’s investment holdings may be based on such company’s need for cash for operations or acquisitions or other needs and a desire to preserve the value of such cash. In general, SEC and court decisions indicate that if an applicant has demonstrated significant activity in a non-investment business, a need for available capital, and the absence of public representations that it is in the investment business, no registration is required.

Because the Company does not hold itself out to be an investment company, the relevant consideration is whether the Company is “primarily” engaged in the investment business. The following sections analyze the application of the five Tonopah Factors to the Company’s business.

[1]	Tonopah Mining Co. of Nev., 26 S.E.C. 426, 427 (1947); Certain Prima Facie Inv. Cos., Investment Company Act Release No. IC-10937, 18 S.E.C. Docket 948 (1979).
[2]

Investment Company Act Release No. IC-10937, supra note 1; Tonopah, 26 S.E.C. at 427. But see SEC v. National Presto Industries, Inc. 486 F.D.A. 305 (7th Cir. 2007), in which the Court rejected the assertion that the composition of a company’s assets is the most important of these five considerations; rather, what is most important is whether the company’s “portfolio and activities [will] lead investors to treat a firm as an investment vehicle or as an operating enterprise.”

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 28, 2023

Historical Development

The Company began operations in 2014 as a game live streaming business unit of JOYY Inc. (“JOYY”). In August 2016, Guangzhou Huya Information Technology Co., Ltd. (“Guangzhou Huya”) was established. Guangzhou Huya entered into a set of contractual arrangements with a PRC subsidiary consolidated by JOYY, through which Guangzhou Huya became a variable interest entity (“VIE”) consolidated by JOYY at the time. JOYY transferred all assets relating to the Company’s business to Guangzhou Huya as of December 31, 2016. In order to facilitate foreign investment in the business, JOYY formed two holding companies: Huya Limited, incorporated in Hong Kong in January 2017, and HUYA Inc., incorporated in the Cayman Islands in March 2017. In April 2017, Huya Limited became a wholly-owned subsidiary of HUYA Inc. In June 2017, Huya Limited established Huya Technology Co., Ltd. (“Huya Technology”), the Company’s wholly-owned subsidiary in mainland China. In July 2017, through a series of contractual arrangements between Huya Technology, Guangzhou Huya and Guangzhou Huya’s shareholders, the Company obtained the power to direct activities that are significant to the VIE’s economic performance and also the obligation or right to absorb losses of or receive benefits from the VIE that could potentially be significant to the VIE. The Company completed its initial public offering of securities and listed its ADSs on the New York Stock Exchange under the ticker symbol “HUYA” on May 11, 2018. The Company and JOYY, as a selling shareholder, completed an additional registered public offering of its ADSs in April 2019.

The Company currently conducts its business in mainland China mainly through Huya Technology and its subsidiary, Hainan Huya Entertainment Information Technology Co., Ltd. (“Hainan Huya”), and the VIE, Guangzhou Huya, and its subsidiaries. Through its subsidiaries, the VIE and the VIE’s subsidiaries, the Company offers a leading online content streaming platform, i.e., “Huya Live,” providing internet-based content development tools and services primarily in mainland China. Since May 2018, the Company has also offered a game live streaming platform in a number of other countries around the world through its “Nimo TV” platform. In 2022, the Company had an average mobile monthly active users of Huya Live of 84.3 million and the Company’s broadcasters had a total of 167.4 million streaming hours of game content and 45.7 million streaming hours of other entertainment content on its platforms. In 2022, the Company live streamed approximately 270 third-party e-sports tournaments and game events, as well as approximately 100 self-produced e-sports tournaments and game events and entertainment shows.

The Company maintains significant intellectual property with respect to its primary business of content streaming platforms. For example, the Company registered 617 patents in mainland China and has applied for 769 additional patents with the PRC State Intellectual Property Office and 71 additional patents under the patent cooperation treaty as of March 31, 2023. In addition, the Company has registered 262 software copyrights and 86 copyrights of artworks with the PRC National Copyright Administration. As of March 31, 2023, the Company has registered 1,039 trademarks in mainland China and 273 trademarks overseas, and is in the process to register an additional 173 trademarks. The Company has 223 registered domain names.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 28, 2023

Substantially all of the Company’s revenues are derived from the various services it offers on its online streaming platforms through its subsidiaries, the VIE and its subsidiaries, including social functions such as virtual gifting, and not from investment securities. Similarly, substantially all of the expenses the Company incurs in the ordinary course of its business are incurred in connection with the operation of its streaming platforms, and not in connection with investment securities. For the year ended December 31, 2022, the Company neither derived significant revenue nor incurred significant expenses in connection with investment securities.

Public Representations

The Company has never held itself out to the public (or to investors) as an investment company. The Company was organized for the purpose of, and since becoming a public reporting company in the United States in 2018 has always stated that its business purpose is, providing online streaming platforms through its subsidiaries, the VIE and the VIE’s subsidiaries which enable users to discover and experience content related to gaming, e-sports, online talent shows, anime, outdoor activities and online theater while interacting socially with one another. The Company believes that the price of the Company’s ADSs moves in response to changes in its revenue growth and operating profits, among other factors, rather than changes in its investment income or the composition of its investment holdings. Moreover, to the Company’s knowledge, there has been no indication that the market or securities/industry analysts covering the Company perceive the Company as an investment company, nor do any of them value the Company based on the performance of the Company’s investments. Furthermore, the Company does not devote attention to nor disclose its financial management or securities activities on its web site or in its public documents except as required by law.

Officers and Employees

The business activities of the Company’s officers and employees historically have been devoted almost exclusively to its business of providing online streaming platforms through its subsidiaries, the VIE and the VIE’s subsidiaries, including the governance and operational activities involved in supporting that business. As of December 31, 2022, the Company and its consolidated operating entities had approximately 1,521 employees, only 5 of whom were actively involved in managing the Company’s investments. The other 1,516 officers and employees of the Company devote substantially all of their time and business efforts at the Company to the Company’s online live streaming business and to functions that support that business and not to managing investments owned by the Company. As of December 31, 2022, more than 99% of the Company’s officers and employees devoted substantially all of their time to the Company’s business in relation to online live streaming and to functions that support that business and not to managing the investments owned by the Company. These employees were actively engaged in growing the Company’s business and were utilizing the Company’s cash to fund the Company’s business operations.

Sources of the Company’s Income

The Company’s filings indicate that its results are driven by its position as a leading live streaming platform in mainland China. Users of the Company’s platform are charged for certain features and functions, such as consumable virtual items that mainly serve as gifts to broadcasters and time-based virtual items which provide paying users with certain privileges and rights or special symbols within the streaming platform over a period of time. The Company also generates revenue from advertising on its platform and from sub-licensing its licensed e-sports content. Additionally, the Company generates a small portion of its revenue from sales of in-game virtual items from certain mobile games that the Company developed and operates jointly with third-party distribution platforms.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 28, 2023

More than 99% of the Company’s total revenue for the twelve-month period ended December 31, 2022 was derived from services offered through the Company’s live streaming platforms, advertising on its platforms, sublicensing licensed content and mobile games, and not from investment securities. Similarly, more than 99% of the Company’s operating costs and expenses for the twelve-month period ended December 31, 2022 were incurred in connection with the provision of services and virtual items through the Company’s online streaming platforms and mobile games, including through revenue sharing arrangements with broadcasters and talent agencies, content licensing and production costs, commission fees paid to third-party payment channels, bandwidth costs and employee salaries, benefits and share-based compensation, and not in connection with investment securities.

Approximately 90% of the Company’s net loss after taxes for the fiscal year ended December 31, 2022 was derived from services relating to the Company’s business of providing a leading online streaming platform, and not from investment securities. This net loss percentage is lower than the total revenue percentage above because the Company’s operating costs and expenses were substantially greater than the Company’s investment-related expenses.

Nature of Present Assets

As described in more detail in response to the Staff’s comment No. 11 below, investment securities represent approximately 0.61% of the Company’s Adjusted Total Assets (as defined below) as of June 30, 2023 when calculated in accordance with Section 3(a)(1)(C) of the Investment Company Act. Because this is less than 45% of the Company’s Adjusted Total Assets, this factor indicates that the Company is not engaged in an investment company business.3

Conclusion

Based on the foregoing, the Company is not engaged in an investment company business, but rather is primarily engaged in the business of providing online live streaming platforms.

[3]

See Investment Company Act Release No. IC-10937, supra note 1 (“As a general rule, however, if a company has no more than 45 percent of its assets invested in—and derives no more than 45 percent of its income from—investment securities, it is primarily engaged in a business other than being an investment company. Accordingly, it would not appear necessary or appropriate in the public interest for the Commission to regulate such a company under the Investment Company Act.”).

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 28, 2023

11.

Please provide a detailed legal analysis regarding whether the Company or any of its subsidiaries meet the definition of an “investment company” under Section 3(a)(1)(C) of the Investment Company Act. In your response, please include all relevant calculations under Section 3(a)(1)(C), identifying each constituent part of the numerators and denominators. Please also (i) specifically describe the types of assets included within “cash and cash equivalents,” “long-term investments,” “short-term investments,” “short-term deposits,” “long-term deposits,” and “Amounts due from Group companies” on your balance sheet and (ii) describe and discuss their proposed treatment for purposes of section 3(a)(1)(C), as well as any other substantive determinations and/or characterizations of assets that are material to your calculations. Finally, please include a legal analysis of whether the interests held by the Company in its VIE are “investment securities” for purposes of Section 3(a)(2) of the Investment Company Act.

Section 3(a)(1)(C) Calculations

For the Staff’s reference, the Company is submitting, under a separate cover and on a confidential, supplemental basis, (i) a detailed calculation of the value of the investment securities owned by the Company expressed as a percentage of the value of its Adjusted Total Assets, calculated in accordance with Section 3(a)(1)(C) of the Investment Company Act (the “40% Test”), as well as separate calculations for each of its wholly-owned subsidiaries, the VIE and the VIE’s wholly-owned and majority-owned subsidiaries (together with the Company, collectively the “Company Group”) as of June 30, 2023 (the “Investment Company Act Calculation”), and (ii) a corporate structure chart depicting the Company Group. The Company treats the VIE as equivalent to a wholly-owned subsidiary for purposes of calculating the 40% Test. Please see “VIE Analysis” below for an explanation of this treatment.

The calculations conclude that, while investment securities may represent greater than 40% of the Adjusted Total Assets of certain of the Company’s subsidiaries, investment securities represent approximately 0.61% of the Company’s Adjusted Total Assets when calculated in accordance with the unique method required by the 40% Test. For purposes of the 40% Test, the Company treats all securities held by the Company as investment securities, excluding (i) U.S. government securities, (ii) U.S. registered money market funds,4 and (iii) securities of the VIE and majority-owned subsidiaries that are not themselves investment companies.

With respect to certain specific assets of the Company Group as of June 30, 2023:

•

The “cash and cash equivalents” owned by the Company Group consist of demand deposits at banks. These assets were eliminated from the numerator and the denominator in the Company Group’s 40% Test calculations.

[4]

Willkie Farr & Gallagher, SEC Staff No-Action Letter (Oct. 23, 2000). As of June 30, 2023, none of the Company, its wholly-owned subsidiaries, the VIE or the VIE’s wholly- and majority-owned subsidiaries owned any U.S. registered money market funds.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 28, 2023

•

The Company Group’s “short-term deposits” consist of time deposits placed with banks with original maturities of more than three months but less than one year, and the Company Group’s “long-term deposits” consist of time deposits placed with banks with original maturities of more than one year. To the extent that the Company Group’s short- and long-term deposits are used primarily for cash management purposes such as preserving the time value of cash reserves for operating business expenses, and are not traded or acquired for investment or speculative purposes, short- and long-term deposits were not treated by the Company as investment securities and were eliminated from the numerator, and the denominator, in those subsidiaries’ 40% Test calculations.[5] The SEC has noted that time deposits may be investment securities, but may be cash items when held without investment intent, taking into account the purpose for which they are held, the circumstances under which they were acquired, the length of the period for which they are held, the amount held in comparison with the Company’s other assets, and any other special circumstances.[6] The Company is a relatively young, growing company, operating in a very competitive global industry. The Company Group’s cash holdings, including amounts held in time deposits, are maintained for the purpose of financing its business operations and anticipated growth, such as expanding content genres, improving content quality, strengthening technologies and products, expanding and enhancing product and service offerings and supporting overseas expansion. A portion of the Company Group’s cash holdings are maintained in time deposits to seek to preserve the value of such cash in the current inflationary environment. The Company Group’s time deposits are maintained with China’s Big Six banks[7] and other reputable commercial banks. Therefore, the Company believes the treatment of such time deposits as cash items is appropriate.

•

The Company Group’s “long-term investments” primarily consist of strategic equity and debt investments in third parties made for the purpose of implementing its strategic initiative to support and complement the growth and operations of the Company Group’s operating business. All such investments in third parties were treated as investment securities for purposes of the Company Group’s 40% Test calculations. No short-term investments existed as of June 30, 2023.

[5]

The Company’s wholly-owned subsidiaries for which deposits were not considered investment securities are Tiger Information Technology Inc, Huya Limited, Guangzhou Huya Technology Co., Ltd., Hainan Huya Entertainment Technology Co., Ltd. and Foshan Huya Huxin Technology Co., Ltd. See the Investment Company Act Calculation that the Company submits under a separate cover and on a confidential, supplemental basis for additional information regarding these holdings.

[6]	See Certain Prima Facie Investment Companies, SEC Rel. No. 10937, at n. 4, n. 29 (Nov. 13, 1979); Certain Prima Facie Investment Companies, SEC Rel. No. IC-11551 (Jan. 14, 1981).
[7]	“China’s Big Six banks” refer to Agricultural Bank of China, Bank of Communications, Bank of China, China Construction Bank, Industrial and Commercial Bank of China and Postal Savings Bank of China

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 28, 2023

•

The Company Group’s intercompany receivables were not treated as investment securities and were eliminated from the numerator, and included in the denominator, in the Company Group’s 40% Test calculations. These receivables generally reflected ordinary operational movement of funds within a corporate family, as well as expense reimbursements, were not subject to interest charges and were not memorialized with notes or credit agreements.[8] Additionally, these receivables relate to the Company’s wholly-owned subsidiaries and the VIE (which, as described below, is treated as equivalent to a wholly-owned subsidiary for purposes of calculating the 40% Test); therefore, to the extent such receivables could be considered securities, they would not be investment securities given their issuance by a majority-owned subsidiary meeting the requirements of Section 3(a)(2)(C) of the Investment Company Act.

The Investment Company Act has two relevant and closely related definitions of an investment company. The first, Section 3(a)(1)(A), defines the term “investment company” to include any issuer which “is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities” (emphasis added). Determining whether a company is engaged “primarily” in a specified business requires a fact-specific inquiry, taking into account such factors as the company’s intent, prior actions and other relevant factors, as further set forth in response to the Staff’s comment No. 10 above.

The second definition, found in Sections 3(a)(1)(C) and 3(b)(1), is a two-part test. The first part (found in Section 3(a)(1)(C)) is primarily statistical and defines an “investment company” to include any issuer which “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire Investment Securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of government securities and cash items) on an unconsolidated basis” (“Adjusted Total Assets”). The second part (found in Section 3(b)(1)) provides that, notwithstanding Section 3(a)(1)(C), an issuer is not an investment company if such issuer is “primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities” (emphasis added).

[8]

See Amicus Brief for the United States at n.13, Marine Bank v. Weaver, 455 U.S. 551 (1982) (suggesting that evidences of indebtedness generally represent a transaction in which the use of money is obtained in exchange for a promise to pay interest and to repay a fixed sum at a future date); Merrill, Lynch, Pierce, Fenner & Smith Incorporated, SEC Staff No-Action Letter (Sept. 28, 1982) (same).

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 28, 2023

Therefore, Sections 3(a)(1)(A) and 3(b)(1) focus the determination of what constitutes an investment company on the company’s “primary” business engagement while 3(a)(1)(C) provides an asset-based statistical computation to determine when a company’s investment practices and investment holdings encroach upon being an investment company. Consequently, determination under Sections 3(a)(1)(A) and 3(b)(1) of the Investment Company Act that an issuer is actually engaged primarily in a business or businesses other than investing, reinvesting, owning, holding or trading in securities should be controlling, and the SEC and the courts have recognized that, as the second part of the test is the converse of the Section 3(a)(1)(A) definition, the 40% statistical test is essentially a warning that close analysis is required9 and that the “primary engagement” test is ultimately the determinative test of investment company status.10=

The determination of an issuer’s primary business engagement requires a fact-specific inquiry. As detailed in response to the Staff’s comment No. 10 above, the criteria applicable to nearly every situation are the Tonopah Factors.11 The analysis of the Tonopah Factors contained in the Company’s response to the Staff’s comment No. 10 demonstrates that the Company is not engaged in an investment company business, but rather is primarily engaged in the business of providing online live streaming platforms.

VIE Analysis

Facts

HUYA Inc. (the “Company”), an exempted company with limited liability, is the holding company for the Company’s business. The Company conducts its business through its subsidiaries, the VIE and its subsidiaries. The Company’s major subsidiaries are Huya Limited; Guangzhou Huya Technology Co., Ltd. (“Huya Technology”); Hainan Huya Entertainment Information Technology Co., Ltd. (“Hainan Huya”); Tiger Information Technology Inc.; and HUYA PTE. LTD. The VIE is Guangzhou Huya Information Technology Co., Ltd. (“Guangzhou Huya” or the “VIE”).

[9]

See Siimes v. Giordano, Civ. No. 92-302, 1992 U.S. Dist. LEXIS 16235 (D.N.J. Oct. 8, 1992). The Siimes court found that a material question of fact existed as to the defendant’s status as an investment company and dismissed the plaintiff’s motion for partial summary judgment based on that issue. The court stated that it did “not agree that section [3(a)(1)(C)] established a bright-line 40% rule.” Id. at *16. The court explained that “[a]lthough the SEC may find that its enforcement efforts are enhanced by such an interpretation, the language of the statute itself clearly incorporates a 40% requirement and an ‘in the business’ requirement.” Id. The court was not persuaded that the “in the business requirement” is determined by a company’s subjective intent, explaining that “whether a company is or holds itself out to be ‘engaged primarily’ in investing entails more than an analysis of the company’s assets and a limited review of its statements.”Id. at *11, *16. The court stressed that a company’s “total activities of all sorts” must be considered. Id. at *11 (citing SEC v. Fifth Ave. Coach Lines, Inc., 289 F. Supp. 3, 27-30 (S.D.N.Y. 1968), aff’d, 435 F.2d 510 (2d Cir. 1970), and Dan River, Inc. v. Icahn, 701 F.2d 278, 291 n.14 (4th Cir. 1983)).

[10]

See, e.g., Securities and Exchange Commission v. National Presto Industries, Inc., 486 F.3d 305 (7th Cir. 2007) (finding that Section 3(b)(1) of the Investment Company Act is about considerations other than assets (or at least in addition to assets) and stating “what principally matters is the beliefs the company is likely to induce in investors” and whether “its portfolio and activities [would] lead investors to treat a firm as an investment vehicle or as an operating enterprise.”). See, also, Newmont Mining Corp., 36 S.E.C. 429 (1955) (finding that, under the facts presented, a company that was registered as an investment company had ceased to be one and was instead primarily engaged in mining operations through subsidiaries, even though more than 40% of its assets were in Investment Securities), and Am. Mfg. Co., 41 S.E.C. 415 (1963) (explaining that the “engaged primarily” analysis is a factual analysis and can include many types of businesses and business lines in same company).

[11]	Tonopah Mining Co. of Nev., 26 S.E.C. 426, 427 (1947); Certain Prima Facie Inv. Cos., Investment Company Act Release No. IC-10937, 18 S.E.C. Docket 948 (1979).

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 28, 2023

A series of contractual agreements (the “VIE Contractual Arrangements”), including an equity interest pledge agreement, an exclusive business cooperation agreement, a shareholder voting rights proxy agreement and an exclusive option agreement, have been entered into by and among Huya Technology, the VIE and its shareholder, Linzhi Tencent Technology Co., Ltd. (“Linzhi Tencent”). As a result of the VIE Contractual Arrangements, the Company is the primary beneficiary of the VIE and its subsidiaries for accounting purposes, and HUYA Inc. has consolidated the financial results of operations, assets, and liabilities of these companies in its consolidated financial statements under U.S. GAAP.

The VIE Contractual Arrangements consist of the following agreements:

1.

Shareholder Voting Rights Proxy Agreement: Pursuant to a voting rights proxy agreement, Linzhi Tencent, as sole shareholder of Guangzhou Huya, has irrevocably appointed Huya Technology as its attorney-in-fact to exercise its rights in Guangzhou Huya as a shareholder, including, without limitation, the power to vote on its behalf on all matters of Guangzhou Huya requiring shareholder approval under the laws and regulations of mainland China and the articles of association of Guangzhou Huya and rights to information relating to all business aspects of Guangzhou Huya. This agreement has an initial term of ten years from its date of execution, following which it will be automatically extended for additional one-year periods indefinitely. Huya Technology has sole discretion to terminate the agreement at any time by providing 30 days’ prior written notice to Guangzhou Huya.

2.

Exclusive Business Cooperation Agreement: Huya Technology and Guangzhou Huya have entered into an exclusive business cooperation agreement. Under the exclusive business cooperation agreement, Huya Technology has the exclusive right to provide Guangzhou Huya technology support, business support and consulting services related to Guangzhou Huya’s business, the scope of which is determined by Huya Technology from time to time. Huya Technology owns the exclusive intellectual property rights created as a result of the performance of this agreement. The timing and amount of the service fee payments shall be determined at the sole discretion of Huya Technology. The exclusive business cooperation agreement has an initial term of ten years from its execution date, following which it will be automatically extended for another ten years, unless otherwise agreed upon by Huya Technology and Guangzhou Huya.

3.

Exclusive Option Agreement: Under an exclusive option agreement among Huya Technology, Guangzhou Huya and Linzhi Tencent, as sole shareholder of Guangzhou Huya, Linzhi Tencent irrevocably granted Huya Technology or its designated representatives an exclusive option to purchase, to the extent permitted under the law of mainland China, all or part of its equity interests in Guangzhou Huya. Huya Technology or its designated representatives may exercise such option in full or in part at its or their sole discretion. Without Huya Technology’s prior written consent, Linzhi Tencent shall not sell, transfer, mortgage or otherwise dispose of its equity interests in Guangzhou Huya. The term of this agreement is ten years and may be extended at Huya Technology’s sole discretion.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 28, 2023

4.

Equity Interest Pledge Agreement: Pursuant to an equity interest pledge agreement, Linzhi Tencent, as shareholder of Guangzhou Huya, pledged all of its equity interests in Guangzhou Huya to Huya Technology to guarantee the performance by Guangzhou Huya and Linzhi Tencent of their respective obligations under the exclusive business cooperation agreement, exclusive option agreement and voting rights proxy agreement. If Guangzhou Huya or Linzhi Tencent breaches their respective contractual obligations under those agreements, Huya Technology, as the pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. This pledge became effective on September 21, 2020, the date the equity interests were registered with the competent administration for market regulation and will remain effective until the pledgor is no longer the shareholder of Guangzhou Huya.

Legal Analysis

Section 2(a)(24) of the Investment Company Act defines “majority-owned subsidiary” of a person as a company 50 per centum or more of the outstanding voting securities of which are owned by such person or by a company which is a majority-owned subsidiary of such person. Similarly, Section 2(a)(43) of the Investment Company Act defines “wholly-owned subsidiary” of a person as a company 95 per centum or more of the outstanding voting securities of which are owned by such person, or by a company which, within the meaning of this paragraph, is a wholly-owned subsidiary of such person.

Section 2(a)(42) of the Investment Company Act defines “voting security” to mean, in pertinent part, any security12 presently entitling the owner or holder thereof to vote for the election of directors of a company. This voting control need not be held by reason of the ownership of securities; rather it may arise under a voting agreement.13 It is clear, reading Sections 2(a)(24) and 2(a)(42) of the Investment Company Act together, that a majority-owned subsidiary or a wholly-owned subsidiary is defined with reference to the ability to elect a majority of its board of directors. Moreover, the courts and the Commission have taken the position that the possession of an economic interest in an issuer, such that the holder of the economic interest has the power to exercise control over how the issuer is managed, is considered to hold the equivalent of a voting security.14

[12]

The definition of “security” under the Investment Company Act is similar to the definition of “security” under the Securities Act and includes any “investment contract.” Under SEC v. W.J. Howey Co., 328 U.S. 293 (1946) (“Howey”), an “investment contract” exists when there is the investment of money in a common enterprise with a reasonable expectation of profits to be derived from the efforts of others. The “Howey test” applies to any contract, scheme, or transaction, regardless of whether it has any of the characteristics of typical securities. As noted in Howey, form should be disregarded for substance and the emphasis should be on economic reality

[13]

See Farley, Inc. (pub. avail. Apr. 15, 1988); Pengrowth Energy Trust (pub. avail. Jan. 27, 2000). In Farley, Inc., the staff at the SEC stated that it would not recommend enforcement action if the company treated its subsidiary as a majority-owned subsidiary, even though it would own less than 50 percent of the voting power to elect directors of the subsidiary, since it would have voting control of the subsidiary through a voting agreement with another large shareholder. In Pengrowth Energy Trust, the staff at the SEC stated that it would not recommend enforcement action if the company treated its subsidiary as a majority-owned subsidiary even though the company’s only owned royalty units in the subsidiary and the company’s voting rights were acquired through a separate voting arrangement.

[14]

See, e.g., Clemente Global Growth Fund Inc. v. Pickens, 705 F. Supp. 958 (S.D.N.Y. 1989); Brief for the Securities and Exchange Commission amicus curiae at 18, 21, Clemente (discussing circumstances under which limited partnership interests may be considered to be voting securities for purposes of Section 3(c)(1) of the Investment Company Act); Wells Fargo Alternative Asset Management, LLC, SEC Staff No-Action Letter (Jan. 26, 2005).

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 28, 2023

The Company believes it is appropriate to treat the VIE Contractual Arrangements as “voting securities” under the Investment Company Act. The VIE Contractual Arrangements provide Huya Technology with substantially all of the voting rights and economic benefits in Guangzhou Huya. The VIE Contractual Arrangements also satisfy the definition of an “investment contract” under Howey. The Company, through Huya Technology, has invested money in a common enterprise (i.e., the VIE) through the agreements with the VIE. In return, Huya Technology would receive substantially all of the economic benefits in the VIE, which depend on the efforts of the VIE’s management teams and employees.

Huya Technology can also be deemed the beneficial owner of the voting securities of the VIE under Rule 13d-3 of the Exchange Act (“Rule 13d-3”). Under Rule 13d-3, a person is a beneficial owner of an equity security if that person, either directly or indirectly, has or shares: (1) voting power, including the power to vote, or to direct the voting of, the security; or (2) investment power, including the power to dispose, or to direct the disposition of, the security. The First, Second, Third, and Seventh U.S. Federal Circuit Courts have all affirmed that the basis of Rule 13d-3 rests on whether a particular person can actually vote the shares. Since the VIE Contractual Arrangements provide Huya Technology with voting power that corresponds to the voting power of the voting securities in Guangzhou Huya, Huya Technology can be deemed the beneficial owner of the voting securities of Guangzhou Huya.

Conclusion

The VIE Contractual Arrangements provide Huya Technology with substantially all of the voting power and economic benefits in the VIE, which would allow it to elect substantially all of the board of directors of the VIE, and cause it to be deemed the beneficial owner of the voting securities of the VIE under Rule 13d-3. Therefore, the VIE Contractual Arrangements are the functional equivalent of voting securities of the VIE and the VIE is treated as a wholly-owned subsidiary of Huya Technology for purposes of the Investment Company Act.

*  *  *

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at + 86 (20) 2290-7888 or wuxin@huya.com, or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 (21) 6193-8210 or haiping.li@skadden.com or Yilin Xu of Skadden, Arps, Slate, Meagher & Flom LLP at +86 (10) 6535-5586 or yilin.xu@skadden.com.

Sincerely yours,

HUYA Inc.

By:	/s/ Ashley Xin Wu
Name:	Ashley Xin Wu
Title:	Acting Co-Chief Executive Officer and Vice President of Finance

cc:	Junhong Huang, Acting Co-Chief Executive Officer and Senior Vice President, HUYA Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Yilin Xu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Wilson W.Y. Chow, Partner, PricewaterhouseCoopers Zhong Tian LLP